
SINGAPORE

中远投资(新加坡)有限公司

COSCO CORPORATION (SINGAPORE) LIMITED

9 TEMASEK BOULEVARD, #07-00 SUNTEC TOWER TWO, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 WEBSITE: www.cosco.com.sg
RCB REG. NO: 196100159G

82-4055


05008433

From Secretary's Office: 6 Battery Road, #39-01
Singapore 049909

Tel No: 6221 3348 Fax No: 6221 3248

Our Ref: 100119/LK/FT

Exemption No. 33-91910

10 May 2005

By Airmail
The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

Dear Sirs,

COSCO ~~CORPORATION~~ Investment (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Corporation (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Date of Announcement	Description of Announcement
26 April 2005	Dissolution of subsidiary, Greenery Shipping Corporation S.A
26 April 2005	Dissolution of subsidiary, Shanghai CYCLECT Electrical Engineering Co., Ltd
3 May 2005	First quarter financial statements for the period ended 31 March 2005.
4 May 2005	Clarification of the basis for full year profit
5 May 2005	Clarification of Article in Business Times of 4 May 2005 titled "Cosco Q1 Earnings double to $25.8 m.

Yours faithfully
COSCO CORPORATION (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

PROCESSED
MAY 31 2005
THOMSON
FINANCIAL

Enclosure: Announcements

c.c. Mr Ji Haisheng (Fax No. 6336 1217, letter only)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	*COSCO CORPORATION (S) LTD*
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	MR Ji Haisheng
Designation *	President
Date & Time of Broadcast	26-Apr-2005 17:22:57
Announcement No.	*00055*

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The details of the announcement start here ...

Announcement Title *	DISSOLUTION OF SUBSIDIARY
Description	The Board of Directors of the Company wishes to announce that its Panama-incorporated subsidary, Greenery Shipping Corporation S.A. has been dissolved on 25 April 2005. The dissolution of the above subsidiary will not have any material impact on the earnings per share or the net tangible assets of the Group
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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	MR JI HAI SHENG
Designation *	PRESIDENT
Date & Time of Broadcast	26-Apr-2005 17:20:29
Announcement No.	00050

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Announcement Title *	DISSOLUTION OF SUBSIDIARY
Description	The Board of Directors of COSCO Corporation (Singapore) Limited wishes to announce that its subsidiary, Shanghai CYCLECT Electrical Engineering Co., Ltd, a company incorporated in the People's Republic of China, was voluntarily dissolved on 20 Apr 2005. The dissolution does not have any material impact on the net tangible assets or earnings per share of the group for the current financial year.
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First Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Haisheng
Designation *	*President*
Date & Time of Broadcast	03-May-2005 17:11:16
Announcement No.	00053

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The details of the announcement start here ...

For the Financial Period Ended *	31-03-2005

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COSCO CORPORATION (SINGAPORE) LIMITED
(Company Registration no:- 196100159G)

Unaudited First Quarter Financial Statement Announcement for the Period Ended 31 March 2005

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

(i) ***Income Statement***

	Group		
	S$'000		%
	Q1 2005	Q1 2004	Change
Turnover	164,578	24,662	567
Cost of sales	(117,675)	(13,746)	756
Gross profit	46,903	10,916	330
Other gains, net [1]	10,655	383	2,682
Distribution costs	(4,070)	(266)	1,430
Administrative expenses	(13,844)	(2,870)	382
Finance costs	(3,057)	(3,147)	(3)
Share of profit of associated companies [2]	134	6,897	(98)
Amortisation of goodwill of an associated company	0	(145)	NM
Profit before income tax	36,721	11,768	212
Income tax expense	(3,928)	(223)	1,661
Net profit for the period	32,793	11,545	184
Attributable to:			
Equity holders of the Company	25,799	11,387	127
Minority interest	6,994	158	4,327
Net profit for the period	32,793	11,545	184
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in cents per share)			
- basic	2.38	1.06	125
- diluted	2.36	1.05	124

(ii) **Breakdown and Explanatory Notes to Income Statement**

	Group		
	S$'000		%
	Q1 2005	Q1 2004	Change
Profit before tax is arrived at after (charging)/crediting:			
Other income including interest income	11,070	383	2,790
Interest on borrowings	(3,290)	(1,979)	66
Depreciation and amortisation	(12,356)	(6,053)	104
Gain on disposal of property, plant and equipment	37	1	3,600
Foreign exchange (loss)/gain	(182)	(1,164)	(84)

NOTES:

NM denotes not meaningful.

[1] Other gains, net include interest income, fair value loss on interest rate swap and other income.
[2] Share of profit of associated companies is after tax and minority interest.

1(b)(i) **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.**

	Group		Company	
	S$'000	S$'000	S$'000	S$'000
	31/03/2005	31/12/2004	31/03/2005	31/12/2004
Current assets				
Cash and cash equivalents	151,204	94,046	20,657	41,954
Trade and other receivables	137,291	20,082	31,144	16,941
Inventories	69,378			
Income tax recoverable	4	73		-
Financial assets held for sale [1]	23,215	23,215		-
	381,092	137,416	51,801	58,895
Non-current assets				
Non-trade receivables	-	1,677	-	847
Other investments	2,620	503	150	150
Investments in associated companies	2,655	83,168	1,000	55,967
Investments in subsidiaries	-	-	312,207	141,308
Property, plant and equipment	788,421	321,294	639	381
Intangible assets [2]	9,330	-	-	-
	803,026	406,642	313,996	198,653

Total assets	1,184,118	544,058	365,797	257,548
Current liabilities				
Trade and other payables	290,991	49,600	86,069	9,099
Borrowings	148,399	26,599	2,500	500
Derivative financial instrument [3]	1,811	-	1,811	-
Provision for other liabilities and charges	2,906	2,466	-	-
Current income tax liabilities	5,596	1,670	655	655
	449,703	80,355	91,035	10,254
Non-current liabilities				
Provision for other liabilities and charges	4,127	4,125	95	97
Borrowings	212,720	135,805	-	-
Deferred income tax liabilities	233	230	-	-
	217,080	140,160	95	97
Total liabilities	666,783	220,495	91,130	10,351
Net assets	517,335	323,563	274,667	247,197
Equity				
Capital and reserves attributable to the Company's equity holders				
Share capital	217,029	217,029	217,029	217,029
Share premium	10	10	10	10
Translation reserves	(8,539)	(13,845)	-	-
Other reserves	38,630	5,530	3,397	2,632
Retained earnings	137,469	113,203	54,231	27,526
	384,599	321,927	274,667	247,197
Minority interest	132,736	1,636	-	-
Total equity	517,335	323,563	274,667	247,197

NOTES:

[1] Financial assets held for sale refer to trading properties
[2] Intangible assets refer to goodwill on acquisition of subsidiaries.
[3] Derivative financial instrument relates to interest rate swap.

1(b)(ii) *Aggregate amount of group's borrowings and debt securities.*

Amount repayable in one year or less, or on demand

As at 31/03/2005		As at 31/12/2004	
Secured	Unsecured	Secured	Unsecured
27,214,000	121,185,000	26,099,000	500,000

Amount repayable after one year

As at 31/03/2005		As at 31/12/2004	
Secured	Unsecured	Secured	Unsecured
132,892,000	79,828,000	135,805,000	

Details of any collateral

Secured borrowings are generally secured by the group's leasehold land and buildings, motor vessels, motor vehicles, investment properties and trading property with net book values totalling $292,033,000 (2004: $293,793,000).

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Group	
	S$'000	
	Q1 2005	Q1 2004
Cash flow from operating activities		
Profit before tax and share of profits of associated companies	36,587	5,017
Adjustments for:		
Depreciation of property, plant and equipment	12,356	5,886
Depreciation of investment properties	-	38
Gain on disposal of property, plant and equipment	(37)	(1)
Employees share option expense	765	-
Preference shares dividend (financing)	-	3
Interest expense (financing)	3,290	1,979
Interest income (investing)	(257)	(104)
Operating cash flow before working capital changes	52,704	12,818
Changes in operating assets and liabilities, net of effects from disposal of subsidiaries:		
Inventories	(14,256)	-
Trade and other receivables	(7,429)	(1,997)
Trade and other payables	(24,507)	(2,162)
Exchange differences	1,611	198
Cash generated from operations	8,123	8,857
Income tax paid	(5,846)	(746)
Net cash from operating activities	2,277	8,111
Cash flows from investing activities		
Net cash inflow from acquisition of subsidiaries, net of cash acquired	80,541	-
Proceeds from disposal of property, plant and equipment	157	1
Purchase of property, plant and equipment	(34,522)	(982)
Interest received	251	101
Net cash from/(used in) investing activities	46,427	(880)

Cash flows from financing activities		
Repayment of borrowings	(25,319)	(24,914)
Proceeds from borrowings	39,642	13,000
Repayment of finance lease liabilities	(7)	(5)
Decrease/(Increase) in cash collateral	966	(697)
Dividends paid to minority shareholders of subsidiaries	(337)	-
Proceeds from issuance of ordinary shares	-	87
Interest paid	(5,526)	(2,672)
Net cash from/(used in) from financing activities	9,419	(15,201)
Net increase/(decrease) in cash and cash equivalents held	58,123	(7,970)
Cash and cash equivalents at the beginning of the financial period	91,326	70,799
Cash and cash equivalents at the end of the financial period	149,449	62,829
Cash and cash equivalents represented by:		
Bank and cash balances	107,276	19,875
Short-term bank deposits	43,928	48,451
Less: Bank overdrafts	-	(1,993)
Less: Cash collateral	(1,755)	(3,504)
	149,449	62,829

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Share Capital	Share Premium	Share Option Reserve	Foreign Currency Translation Reserves	Other Reserves	Retained earnings	Minority Interest	Total
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
The Group								
At 1 January 2005								
- As previously reported	217,029	10	-	(13,845)	3,425	115,308	1,636	323,563
- Effect of changes in accounting policies	-	-	2,105	-		(2,583)		(478)
- Restated	217,029	10	2,105	(13,845)	3,425	112,725	1,636	323,085
Revaluation gain on property, plant and equipment	-	-	-	-	32,335	-	(32,335)	-
Currency translation differences	-	-	-	4,251	-	-	1,464	5,715
Net income recognised directly in equity	-	-	-	4,251	32,335	-	(30,871)	5,715
Profit for the period	-	-	-	-	-	25,799	6,994	32,793

ended 31 March 2005								
Total recognised income/(loss) for period ended 31 March 2005	-	-	-	4,251	32,335	25,799	(23,877)	38,508
Employee share option scheme:								
- value of employee services	-	-	765	-	-	-	-	765
Minority share of new subsidiaries acquired during the financial period	-	-	-	-	-	-	204,022	204,022
Changes in minority interest arising from acquisition of subsidiaries	-	-	-	-	-	-	(79,203)	(79,203)
Dividend declared by former associated companies	-	-	-	-	-	-	30,158	30,158
Transfer from retained earnings to translation reserves	-	-	-	1,055	-	(1,055)	-	-
At 31 March 2005	217,029	10	2,870	(8,539)	35,760	137,469	132,736	517,335
At 1 January 2004								
- As previously reported	179,648	26,972	-	(4,643)	3,451	65,866	2,638	273,932
- Effect of changes in accounting policies	-	-	65	-	-	(65)	-	-
- Restated	179,648	26,972	65	(4,643)	3,451	65,801	2,638	273,932
Net loss recognised directly in equity:								
- currency translation differences	-	-	-	(2,298)	-	-	(6)	(2,304)
Profit for the period ended 31 March 2004	-	-	-	-	-	11,387	158	11,545
Total recognised (loss)/ income for period ended 31 March 2004	-	-	-	(2,298)	-	11,387	152	9,241
Employee share option scheme:								
- proceeds from shares issued	85	2	-	-	-	-	-	87
Conversion of RCCPS into ordinary shares	144	72	-	-	-	-	-	216

At 31 March 2004	179,877	27,046	65	(6,941)	3,451	77,188	2,790	283,476
The Company **At 1 January 2005**								
- As previously reported	217,029	10	-	-	527	29,631	-	247,197
- Effect of changes in accounting policies	-	-	2,105	-	-	(3,818)	-	(1,713)
- As restated	217,029	10	2,105	-	527	25,813	-	245,484
Profit for the period ended 31 March 2005	-	-	-	-	-	28,418	-	28,418
Employee share option scheme:								
- value of employee services	-	-	765	-	-	-	-	765
At 31 March 2005	217,029	10	2,870	-	527	54,231	-	274,667
At 1 January 2004								
- As previously reported	179,648	26,972	-	-	527	25,697	-	232,844
- Effect of changes in accounting policies	-	-	65	-	-	(65)	-	-
- Restated	179,648	26,972	65	-	527	25,632	-	232,844
Profit for the period ended 31 March 2004	-	-	-	-	-	8,985	-	8,985
Employee share option scheme:								
- proceeds from shares issued	85	2	-	-	-	-	-	87
Conversion of RCCPS into ordinary share	144	72	-	-	-	-	-	216
At 31 March 2004	179,877	27,046	65	-	527	34,617	-	242,132

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During Q1 2005, there was no change in the issued and paid-up capital of the Company.

The outstanding share options under the Cosco Group Employees' Share Option Scheme as at 31 March 2005 were 15,920,000 (2004: 16,130,000).

2. **Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.**

The figures have not been audited or reviewed.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).**

Not Applicable

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

Except as disclosed in Paragraph 5 below, the Group has adopted the same accounting policies and method of computation in the financial statements for the current period compared with the audited financial statements for the financial year ended 31 December 2004.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

In 2005, the Group and the Company adopted the Financial Reporting Standards (FRS) below. The 2004 comparatives have been amended where as required, in accordance with the relevant transitional provisions in the respective FRS.

FRS 1 (revised 2004) Presentation of Financial Statements
FRS 2 (revised 2004) Inventories
FRS 8 (revised 2004) Accounting Policies, Changes in Accounting Estimates and Errors
FRS 10 (revised 2004) Events after the Balance Sheet Date
FRS 16 (revised 2004) Property, Plant and Equipment
FRS 17 (revised 2004) Leases
FRS 21 (revised 2004) The Effects of Changes in Foreign Exchange Rates
FRS 24 (revised 2004) Related Party Disclosures
FRS 27 (revised 2004) Consolidated and Separate Financial Statements
FRS 28 (revised 2004) Investments in Associates
FRS 32 (revised 2004) Financial Instruments: Disclosure and Presentation
FRS 33 (revised 2004) Earnings per Share
FRS 36 (revised 2004) Impairment of Assets
FRS 38 (revised 2004) Intangible Assets
FRS 39 (revised 2004) Financial Instruments: Recognition and Measurement
FRS 102 Share-based Payments
FRS 103 Business Combinations
FRS 105 Non-current Assets Held for Sale and Discontinued Operations

The adoption of the above FRS did not result in changes to the Group's and Company's accounting policies except as discussed below:

I Effect of changes to the financial statements

<u>Group - 2005</u>

	Increase/(Decrease) $'000			
	FRS 39 (revised 2004)	FRS 102	FRS 103	Total
Consolidated Balance Sheet items at 31 March 2005				
Share option reserve		2,870		2,870
Retained earnings	(1,201)	(2,870)	1,344	(2,727)
Intangible assets	-	-	(1,344)	(1,344)
Current liabilities	1,201	-		1,202
Consolidated Income Statement for period ended 31 March 2005				
Other gains, net	512	-		512
Administrative expenses		765		765
Other operating expenses	-	-	(109)	(109)
Total profit for the period	512	(765)	109	(144)
Basic earnings per share (cents)	0.047	(0.070)	0.010	(0.013)
Diluted earnings per share (cents)	0.047	(0.070)	0.010	(0.013)

Group - 2004

	Increase/(Decrease) $'000			
	FRS 39 (revised 2004)	FRS 102	FRS 103	Total
Consolidated Balance Sheet items at 31 December 2004				
Share option reserve	-	2,105	-	2,105
Retained earnings	-	(2,105)	-	(2,105)

II Description of changes

(a) FRS 27 (revised 2004) requires the Group to present minority interests in the consolidated balance sheet within equity, separately from the shareholders' equity of the Company. The superseded FRS 27 did not require the presentation of minority interests within equity.

(b) FRS 39 (revised 2004) and FRS 32 (revised 2004) have affected:

(i) Classification and consequential accounting of financial assets and financial liabilities

FRS 39 requires all financial assets and liabilities to be classified into appropriate categories at initial recognition and re-evaluates this designation at every reporting date. The classification depends on the purpose for which the financial asset or liabilities were acquired or incurred. The categories and the respective subsequent measurement rules are as follows:

- Financial assets or financial liabilities at fair value through profit or loss.

The Group's investment in equity investment is classified in this category if they were acquired principally for the purpose of selling in the short term. They are initially recognised at fair value and subsequently re-measured to fair value at the balance sheet date with all gains and losses recognised in profit or loss in the period in which the change in fair value arise.

The Group does not have any equity investment which are classified in this category.

- Loans and receivables

These include the Group's trade and other receivables and cash and bank balances. They are initially recognised at its fair value plus transaction costs and subsequently accounted for at amortised cost using the effective interest method, less impairment (see note (ii) below).

Previously, the Group's trade and other receivables were stated at the gross proceeds receivable less an allowance for doubtful receivable. Cash and bank balances were recognised at cost. Interest-free loans from the Company to its subsidiaries were stated at gross receivables in the Company's balance sheet.

- Other financial liabilities

These are financial liabilities that are not held for trading nor designated as fair value through profit or loss. These include the Group's trade and other payables and bank borrowings. They are initially recognised at its fair value less transaction costs and subsequently accounted for at amortised cost using the effective interest method.

Previously, trade and other payables were stated at cost. Bank borrowings were stated at the proceeds received and transaction costs on borrowings were taken to the income statement over the period of borrowing using the effective interest method.

(ii) Impairment and uncollectibility of financial assets

FRS 39 (revised 2004) requires the Group to assess at each balance sheet date if there is any objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

Impairment of trade receivables is established when there is objective that the Group will not be able to collect all amounts due according to the original terms of receivables. The impairment charge is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The impairment charge is recognised in the income statement.

Previously, the Group maintains a specific provision against its trade and other receivables for risks that can be specifically identified. See note (i) above for previous accounting treatment of investments.

(iii) Fair values of financial assets and liabilities

At each balance sheet date, the fair values of quoted financial assets and liabilities are based on current bid prices. If the market for financial assets or liabilities is not active (and for unquoted financial assets and liabilities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

Previously, the Group does not have any quoted financial assets and liabilities. Fair values of unquoted financial assets and liabilities were measured based on previously disclosed accounting policy.

(iv) Accounting for derivative financial instruments and hedging activities

FRS 39 (revised 2004) requires derivatives to be initially recognised at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. The method of recognising the resulting gain and loss depends on whether the derivative is designated as a hedging instrument and if so, the nature of the item being hedged.

FRS 39 (revised 2004) also sets out certain conditions in which hedge accounting can be applied. If the conditions are not met, hedge accounting cannot be applied and changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised in the income statement.

Prior to the adoption of FRS 39 (revised 2004), the fair values of the interest rate swap contracts are not recognised in the financial statements.

(c) FRS 102 has resulted in a change in the accounting policy for share-based payments. The Cosco Group's Employee Share Option Scheme (ESOS) is an equity-settled, share-based compensation plan. FRS 102 requires the Group and the Company to recognise an expense in the income statement with a corresponding increase in equity for share options granted under the ESOS granted after 22 November 2002 and not vested by 1 January 2005. The total amount to be recognised as an expense in the income statement is determined by reference to the fair value of the options at the date of the grant and the number of options to be vested by vesting date. At every balance sheet date, the Group revises its estimates of the number of options that are expected to vest by the vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to equity over the remaining vesting period.

Previously, the provision of share options to employees did not result in any charge in the income statement. The Group and Company recognised an increase in share capital and share premium when the options were exercised.

(d) The adoption of FRS 103, FRS 36 (revised 2004) and FRS 38 (revised 2004) simultaneously and prospectively from 1 January 2005, resulted in a change in the accounting policy for the following:

(i) Goodwill

Until 31 December 2004, goodwill was amortised on a straight line basis over a maximum period of 10 years; and at each balance sheet date, the Group assessed if there was any indication of impairment of the cash-generating-unit in which the goodwill is attached to.

In accordance with the provisions of FRS 103:

- the Group ceased amortisation of goodwill from 1 January 2005;
- accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill; and
- From the financial year commencing 1 January 2005 onwards, goodwill will be tested annually for impairment, as well as when there are indications of impairment.

(ii) Negative goodwill

Until 31 December 2004, excess of fair value of the Group's share of the net identifiable assets acquired over the cost of acquisition ("negative goodwill") is recognised in the income statement as follows:

To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is taken to the income statement when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary depreciable assets acquired, is taken to the income statement over the remaining average useful life of those assets; negative goodwill in excess of the fair values of those assets is taken to the income statement immediately.

In accordance with the transitional provision of FRS 103, unamortised negative goodwill as at 31 December 2004 is adjusted against retained earnings at 1 January 2005.

(iii) Accounting for acquisitions in 2005

FRS 103 requires the allocation of the cost of acquisition to identifiable assets (including intangible assets), liabilities and contingent liabilities assumed in the business combination at their fair values. Liabilities for terminating or reducing the activities of the acquiree are included only when the acquiree, at the acquisition date, has an existing obligation in accordance with FRS 37. The acquirer has to recognise separately the acquiree's contingent liabilities, provided that their fair value can be measured reliably. Intangible assets have to be identified to be identified and recognised if the fair value could be measured reliably and the probability criterion in receiving future economic benefit is considered to be satisfied in a business combination situation.

FRS 22 that had been superseded by FRS 103 and the previous version of FRS 38 did not require the recognition of contingent liabilities and did not include the presumption that future economic benefit is always satisfied for an intangible asset acquired as part of a business combination respectively. In addition, FRS 22 also allowed the recognition of liabilities for terminating or reducing the activities of the acquiree if certain conditions are met.

FRS 103 also requires the acquirer to reassess the identification and measurement of the acquiree's identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination if, at the acquisition date, the acquirer's interest in the fair value of those items exceeds the cost of the combination. Any excess remaining after that reassessment must be recognised by the acquirer immediately in the profit or loss.

6. Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	Group	
	Q1 2005	Q1 2004
(i) Based on the weighted average number of ordinary shares on issue	2.38 cents	1.06 cents
(ii) On a fully diluted basis	2.36 cents	1.05 cents

NOTES:

The earnings per ordinary share is calculated by dividing the consolidated profit attributable to the equity holders of the Company by the weighted average number of ordinary shares in issue during the financial year.

The fully diluted earnings per share is arrived at after taking into consideration the potential ordinary shares arising from the exercise of outstanding share options (2004: includes RCCPS) which would dilute the basic earnings per share.

The comparative figures for earnings per ordinary share had been adjusted to account for the effect of bonus issue in FY2004 and the effect of changes in accounting policies as mentioned in Paragraph 5 above.

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-
(a) current financial period reported on; and
(b) immediately preceding financial year.

	Group		Company	
	31/03/2005	31/12/2004	31/03/2005	31/12/2004
Net asset value per ordinary share	35.44 cents	29.67 cents	25.31 cents	22.78 cents

The comparative figures for Net asset value per ordinary share had been adjusted to account for the effect of bonus issue in FY2004 and the effect of changes in accounting policies as mentioned in Paragraph 5 above.

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-
(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Overview

During the quarter, the Group became the largest ship repair & marine engineering group in China and one of the world largest with the acquisition of 51% interest in the equity of COSCO Shipyard Group on 1 January 2005.

As the Group continued its expansion drive, Group turnover and net profit after minority interest in Q1 FY2005 soared 6.7 and 2.3 times respectively to record high.

Turnover

Activity	Q1 FY 2005		Q1 F2004		Change
Ship repair & marine engineering	$133.3m	81%	$1.3m	5.3%	10,154%
Shipping	$26.6m	16%	$18.8m	76.1%	41.5%

Shipping agency	4.4m	2.8%	$4.3m	17.4%	2.3%
Property rental/trading	$0.3m	0.2%	$0.3m	1.2%	0%
	$164.6m	100%	$24.7m	100%	567%

Group turnover registered a robust 567% jump to a record $164.6 million in Q1 FY2005 fueled by strong performances from its core ship repair & marine engineering and shipping operations.

With effect from 1 January 2005, financial results of the newly acquired COSCO Shipyard Group are consolidated into those of the Group. COSCO Shipyard Group made a strong maiden ship repair & marine engineering turnover contribution of $132.6 million in Q1 FY2005.

The Group's shipping operations continued to deliver steady turnover growth of 41.5%, driven by firm freight rates owing to rising global trades and demand. During Q1 FY2005, the Group renewed 3 charter contracts at higher charter hire rates as it continued to achieve full utilization of its shipping capacity.

Profitability

With higher turnover, gross profit jumped 4.3 times from $10.9 million in Q1 FY2004 to $46.9 million in Q1 FY2005. Gross profit margin however fell from 44% in Q1 FY2004 to 28% in Q1 FY2005 as the more profitable shipping operations attributable to high charter rates constituted a substantially lower proportion of turnover this quarter.

Other gain-net rose 27.8 times to $10.6 million in Q1 FY2005 mainly due to income from scrap metal.

Even as the Group continued to improve its operational efficiencies, distribution and administrative expenses increased 1,430% and 382% respectively to $4.1 million and $13.8 million in Q1 FY2005. These were in line with surging business activities and the maiden consolidation of COSCO Shipyard Group's expenses into Group expenses.

In Q1 FY2005, the finance costs decreased marginally by 3%. In Q1 FY2004, the finance costs included an exchange loss of S$0.2 million as compared to a loss of S$1.2 million. Lower exchange losses of 84% was due to the strengthening of the United States dollar against the Singapore dollar during the quarter.

With the acquisition of COSCO Shipyard Group, the Company effectively owns 70.6% and 75.5% of the equity interest in COSCO Dalian and COSCO Nantong respectively. Prior to 1 January 2005, the sizeable contributions from these two former associated companies were accounted for using equity accounting. As a result of the consolidation of COSCO Dalian and COSCO Nantong starting from Q1 FY2005, share of profits from associates decreased 98% to a mere $0.1 million.

Income tax expense increased 17.5 times due to more tax payable on profitable shipyard operations. Minority interest increased 44.3 times to $7.0 million as a result of the acquisition of COSCO Shipyard Group.

Overall, net profit after minority interest increased to an all-time high of $25.8 million in Q1 FY2005.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The Group's results for Q1 FY2005 are in line with the commentary made in paragraph 10 of the Group's Full Year Financial Statement and Dividend Announcement released on 21 February 2005.

10. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.**

Capitalizing on the recent acquisition of Cosco Shipyard, the Group is poised to strengthen its position for further growth ahead through expansion of the scale and scope of its core businesses.

Notably, during Q1 FY2005, the Group accomplished a breakthrough in its strategic expansion into the specialized offshore marine engineering business and broadening of earning base. In March 2005, COSCO Shipyard Group successfully completed its first repair and conversion of the Nan Hai Kai Tuo worth RMB 100 million. The Nan Hai Kai Tuo is a FPSO (Floating, Production, Storage and Offloading) vessel. The successful completion of the project also demonstrates the Group's technical capabilities in undertaking high-value international ship repair & conversion projects, and in fulfilling the stringent safety and quality standards demanded by the robust oil & gas industry.

Building on the successful conversion of FPSO Nan Hai Kai Tuo, the Group will intensify its efforts to grow the breadth and depth of its marine and offshore engineering business globally in collaboration with SembCorp Marine Limited. Additional resources will be deployed to secure higher value-added FPSOs and oil rig repair, conversion and building projects worldwide to achieve higher yield.

To meet the burgeoning demand from the buoyant oil and gas industry and global ageing merchant fleet, the Group is also upgrading the capacities and capabilities of its shipyards. In particular, two new berths at COSCO Zhoushan earmarked for completion in May 2005 will commence operations in June 2005. At COSCO Dalian, a new 300,000 dwt floating dock will be operational by the end of FY2005.

In shipping business, the Group will increase its total fleet capacity to 1,000,000 dwt with the delivery of 4 new dry bulk vessels – 2 in Q3 FY2005 and 2 in Q3 FY2006. The Baltic Dry Bulk Index (BDI) is expected to remain firm with the accelerating rate of global trading activity and growing demand for raw material imports to support China's expanding infrastructure needs and manufacturing sector.

Barring unforeseen circumstances, the Group expects its turnover and net profit in FY2005 to substantially exceed those of FY2004.

11. **Dividend**

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? No

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? No

(c) Date payable

Not Applicable

(d) Books closure date

Not Applicable

12. If no dividend has been declared/recommended, a statement to that effect.

No interim dividend has been declared/recommened by the Directors in Q1 FY2005.

13. Interested Person Transactions

Pursuant to Rule 907 of the Listing Manual, the following interested person transactions were entered into during the financial year:

Name of interested person	Aggregate value of all interested person transaction during the financial period under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than $100,000)
	S$'000	S$'000
		Q1 2005
Between Subsidiaries and:		
Cosco Container Lines		3,081
Cosco Guangzhou		545
Cosco Chartering and Shipbroking (UK) Ltd		4,051
Guangzhou Ocean Crew Co.		425
Qingdao Ocean Crew Co.		212
Shanghai Ocean Crew Co.		752
Cosco Nantong Steel Co., Ltd		866
Hai Yuan Technical Service Centre		205
Chimbusco (S) Pte Ltd		109
		10,246

BY ORDER OF THE BOARD

Mr Ji Haisheng
President
03/05/2005

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Li Jianxiong
Designation *	Vice President
Date & Time of Broadcast	04-May-2005 17:24:27
Announcement No.	00041

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The details of the announcement start here ...

Announcement Title * CLARIFICATION OF THE BASIS FOR FULL-YEAR PROFIT

Description

We refer to the Rueter's article in today's Business Times which quoted Mr Ji Hai Sheng "expected 2005 full-year profit of at least $100 million".

We wish to clarify that Mr Ji Hai Sheng in replying to a question, had said that based on the first quarter FY 2005 net profit of $25.8 million, one could calculate the full-year profit of at least $100 million.

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Miscellaneous

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Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Hai Sheng
Designation *	President
Date & Time of Broadcast	05-May-2005 17:53:09
Announcement No.	00063

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CLARIFICATION OF ARTICLE IN BUSINESS TIMES OF 4 MAY 2005 TITLED "COSCO Q1 EARNINGS DOUBLE TO $25.8M"
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COSCO CORPORATION (SINGAPORE) LIMITED (REG. NO. 196100159G)

SINGAPORE

CLARIFICATION OF ARTICLE IN BUSINESS TIMES OF 4 MAY 2005 TITLED "COSCO Q1 EARNINGS DOUBLE TO $25.8M"

In response to Singapore Exchange Limited queries of 4th and 5th May 2005 relating to the Business Time article "COSCO Q1 earnings double to $25.8m" and further to the Company's announcement of 4th May 2005, the Company wishes to further clarify as follows:

- Mr Ji Hai Sheng did not give any specific numbers of the full year projection during the Company's briefing on its first quarter results.

- In replying to the question from the correspondents on the Company's FY2005 prospects, Mr Ji Hai Sheng commented that they can take reference to the first quarter FY 2005 results and as well as Analysts' Reports to make their own calculations and draw their own analysis.

- The Company reiterates that Mr Ji Hai Sheng did not give the full year profit projection as reported.

The Company confirms that it has always complied with Appendix 7.1 paragraph 23 of the Listing Manual.

Submitted by Mr Ji Hai Sheng, President, on 05/05/2005 to the SGX